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                                                      Filed Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                            Filed by Enzon Pharmaceuticals, Inc.
                                    Subject Company: Enzon Pharmaceuticals, Inc.
                                                       NPS Pharmaceuticals, Inc.
                                                   Commission File No. 000-12957

The following is a transcript of a presentation given by Arthur Higgins of Enzon Pharmaceuticals, Inc. and Dave Clark of NPS Pharmaceuticals, Inc. at the Banc of America Securities 2003 Healthcare Conference held in Las Vegas, NV on March 26, 2003.

                           Enzon Pharmaceuticals, Inc.
                                 March 26, 2003
                                  5:30 p.m. EST


(INAUDIBLE), BANC OF AMERICA: Good afternoon. Our next presenting company officially is NPS Pharmaceuticals but as many of you know already, NPS and Enzon have recently entered into an agreement to create a new company.

And with us today we have representatives of both outfits. I'm historically more familiar with the NPS side, having gone back a number of years with the folks at NPS that are, who are developing the calcimimetics in conjunction with Amgen. And PREOS, the parathyroid hormone, the recombinant version of human parathyroid hormone, for osteoporosis.

Again, a couple of weeks back, NPS and Enzon announced that they were going to, that they intended to merge, to form a company with intriguing commercial, as well as research and development assets.

And today we have representatives of both companies. Arthur Higgins, Chairman and CEO of Enzon. David Clark, VP of Operations of NPS.

And I believe we're going to start with Arthur to lead us off. Thank you.

ARTHUR HIGGINS, CHAIRMAN & CEO, ENZON PHARMACEUTICALS: Thank you, Mike, and good afternoon, ladies and gentlemen.

Delighted to be here today to represent NPS and Enzon. Hunter Jackson also sends his regards.

Joining us today is Dave and also on this dais is Ken Zuerblis, the company's, the Chief Financial Officer of Enzon, who will become the Chief Financial Officer of our combined company.

Again, my thanks to Mike and to Banc of America for giving us the opportunity to present here and share with you some of the details of what we believe is the compelling logic behind the proposed merger of NPS and Enzon.

As always, I'd like to start by referring you to our Safe Harbor provisions, shown on this slide, and remind you that this presentation may contain forward-looking statements, which represent the company's intentions, expectations or beliefs concerning future events. Please refer to our SEC filings and other public disclosures for a more complete understanding of the risks inherent to our business. Additional information on the NPS-Enzon merger can also be obtained by contacting the companies directly, or by reviewing the companies' filings with the SEC.

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Now, to begin, I'd like to again express my commitment and Hunter's commitment to this proposed merger. We firmly believe this is the right thing to do, and we strongly believe this is the right time to do it. We are establishing an innovative, integrated, independent pharmaceutical company with the strength to both create and sustain substantial growth and value for years to come.

Our goal then is to combine what are two strong and uniquely complementary companies to build a leading biotechnology enterprise, with a deep, diversified and sustainable pipeline of discovery and clinical stage products. A company with a clearly defined path to profitability. A company that's truly fully integrated, and one that's built on strong and stable financial fundamentals.

This next slide will help illustrate why combining Enzon and NPS accomplishes the overarching goal that I just described. The key lies in bringing together in one company all, and I stress that, all the success factors necessary to create and drive a self-sustaining and growing biotechnology business.

The combination of Enzon, in the blue, with NPS in the gold, unites all pieces stretching from discovery through development, manufacturing and marketed products.

The synergies that are created by this combination are truly substantial. By leveraging the respective strengths of the individual companies, we will both expand and accelerate the creation of volume. Let me just share with you a few examples of what you can expect.

We will use the financial strength of the merged company to bring forward important pipeline programs that frankly are languishing currently in NPS due to scarce resources. Just one case in point is NPS-1776, a compound that completed Phase I more than three years ago. Available data suggests this compound can be a strong competitor in the epilepsy, acute migraine and bipolar markets. It's our intention as a combined company to continue the development of this and other valued assets in the NPS pipeline that are currently not being supported because of scarce resources.

Even visible programs, already acknowledged to be important for future growth, are also not being adequately supported. For example, ALX-0600 represents a new and proprietary class of drugs for the treatment of various GI disorders, including, but not limited to, Short Bowel Syndrome, leaky gut leading to systemic infections and Crohn's Disease. We anticipate being much more aggressive with this compound in implementing clinical activity across the complete range of opportunities.

One last example. We believe that the combination of the financial strength and commercial infrastructure gives us the ability to capitalize on a range of strategic opportunities. Unlike the standalone NPS, together we are a very capable and a very credible licensee, able to access late stage technology or products.

Near term our financial and commercial strength means we can explore a PREOS marketing agreement from a position of strength, focus on achieving the highest ROI, being a truly legitimate co-promotion partner and without having to worry about sacrificing long-term value for short term financing concerns.

The new company will have a proven management team with decades of combined experience in the biotechnology and pharmaceutical industries. Our leading drug discovery and technology platforms, including our PEG and single chain antibody platforms, will drive innovation and create significant commercial opportunity. The combined company will also have significantly increased development capabilities, as well as manufacturing capacity and expertise. Our commercial infrastructure gives us the flexibility to capture a greater share of downstream value, whether we market products on our own or with partners. All of this will be supported by strong and dependable revenues necessary for sustainable value creation and growth.

This new entity can credibly describe itself as an independent, fully integrated biotechnology company with proven capabilities from drug discovery through manufacturing and commercialization. Combined we will have a critical mass in R&D with a first year budget of approximately $150 million, which I believe is necessary to drive and sustain a pipeline that includes two Phase III programs, three Phase II programs and over ten early stage programs and multiple powerful platform technologies.

It's interesting when you compare our key strategic elements of this newly formed entity with our peers. I'm sure you would agree the combination of Enzon and NPS is a compelling story. The combination of our marketed products, our late stage clinical candidates, roughly 200 million in current estimated annual revenues and a substantial R&D commitment, already begins to differentiate us from our peers. And we are confident this newly formed entity is well positioned for continued growth and recognition as an industry leader.

I would now like to turn over the presentation to Dave Clark to briefly review the science, the products and the technologies behind this combination.

DAVE CLARK, VP OPERATIONS, NPS: Thanks, Arthur. Let me just start with a quick view of our pipeline itself, ladies and gentlemen, and point out a couple of things that I think you should be aware of as you look at this graphic representation of the opportunities that we have in this pipeline.

First, of course, you can see that it's very deep. It has opportunities that span a broad range, from pre clinical activities all the way to our late stage clinical activities and then, of course, in to the marketed products. Another feature that we think is important is to realize that these products address a number of large opportunities and unmet medical needs. And finally, that it's balanced with a nice mix of proprietary versus partner programs, which we think not only reduce risk but also maximize our opportunity for extracting value from these programs.

I'm going to mention just a couple of features of the pipeline in brief detail, which will -- and to do that we'll start with our five marketed products. These products are anchored especially by the PEG-INTRON product, which addresses Hepatitis C infections. We believe that Hepatitis C, in fact, is a large and important market that effects millions of people worldwide. And we think that there's very, that there are very interesting opportunities for expanding the Hepatitis C treatment market, especially through re-treatment of chronic sufferers and through global expansion, in particular with regards to the coming of PEGylated alpha interferon products in Japan.

We also believe that there is potential for the use of these products in other indications besides Hepatitis C, which will further tend to expand the market over time. We think that our partner, Schering-Plough, will remain the global leader in providing treatments for Hepatitis C. And that the entry of Roche into this market with its Pegasus product will, in fact, expand the market opportunities that we will be able to take advantage of through Schering's activities in this market.

Another important driver of revenues for the combined company on a going forward basis will be our antifungal product, Abelcet. This is the product that Enzon acquired from Elan. Abelcet is the market leader in liposomal formulations of Amphotericin B.

We think that there is great opportunity for expansion in this market also through our focused medical efforts and our expanded marketing efforts. We also are evaluating the opportunities of beginning clinical trials with Abelcet in combination with other antifungal agents. So, again we believe that there's real opportunity for expansion in this market.

The other three products that you see listed here are very nice fits in terms of providing support for our 60-person hospital-based sales force and our focused oncology-based sales force. We are anxious to move these products forward. These, just these last three products, in fact, will provide almost $30 million of revenue for the combined company in the year 2003.

Our growth opportunities are bolstered by the products that are coming out of the pipeline, the late stage products, especially PREOS and Cinacalcet. As I'm sure most of you know, PREOS is recombinantly produced human parathyroid hormone, which acts as an anabolic agent to stimulate the growth of new bone. The important aspect of this (INAUDIBLE), the management of osteoporosis, is that by growing new fracture resistant bone, you do in fact reduce the incidence of fractures. We have a number of milestones coming up related to PREOS, which will include the completion of the TOP study, which is the pivotal study that's ongoing right now in September of this year. We intend to file our NDA for PREOS in June of 2004 and look forward to a launch of this important product in late 2005.

Cinacalcet is the calcimimetic product being developed by Amgen for the treatment of hyperparathyroidism, both primary and secondary hyperparathyroidism. We were very pleased that Amgen recently announced at their analyst meeting in Los Angeles that they're on track with this program, that they in fact will be unblinding Phase III data soon, and that they intend to file their NDA for Cinacalcet in the second half of this year. This product will compete in a large and growing market, will be a very important part of Amgen's pipeline, and we think will produce significant revenues for Amgen, and of course, as a result of that, significant royalty revenues for NPS.

So, with that brief overview, I'll turn it back over to Arthur for a wrap up.

ARTHUR HIGGINS:  Thank you Dave.

As I mentioned earlier, our combined team will be drawn from the talents of both companies. It will be comprised of industry veterans with both business and scientific expertise. It's a team, that I can assure you, is committed to build one of the top tier biotechnology companies in the world. It's also our intention to name the rest of the management team well in advance of closing, and it would come as no surprise to you that our integration process is now well underway, and we have identified functional heads for each of our integration groups. Our headquarters will be located in New Jersey, at the current headquarters of Enzon. We will also have established research and manufacturing centers of excellence in the U.S. and in Canada.

Together, on a pro forma basis, the company would have reported revenues of approximately 114 million, through the acquisition of Abelcet and the continued growth of PEG-INTRON and the other marketed products that Dave referred to. Our revenues are now running at an annualized run rate of approximately 200 million. Our cash position will be more than 300 million at the close of this transaction, with an excellent outlook for solid cash flows.

The financial strength and stability of a growing revenue base, a strong cash position, will provide the necessary flexibility and financial independence to successfully advance and commercialize our pipeline, either independently or through selected partnerships.

The future indeed looks bright for our new company. We anticipate a very productive and busy next twelve months as we drive forward on all fronts. During today's presentation, we've updated you on some of the key highlights to look forward to over the next twelve months, most notably Amgen filing for the approval of Cinacelcet, as well as the continued advancement of PREOS. But as you can see from this slide, we have several additional milestones that we expect through 2004. Again, we want to give time this afternoon to questions, so we're not going to go through those in detail, but we do look forward to the opportunity of updating you on these milestones as we hit them.

Let me just summarize where this combined company is going. This is a company that we believe can achieve the following by 2007: grow revenues to approximately $500 million; sustain and expand an already strong and balanced clinical pipeline; enhance the potential of innovative medicines by committing to an R&D spend that will support an efficient and continual progress of what we believe is already, I think we can say with some confidence, one of the strongest pipelines of a company of our size. We're also very confident under any scenario that we can envisage that this will be a combination that will be able to achieve an EBITDA of greater than 100 million by 2007. It'll be a company that will be able to maintain and sustain an industry leading growth rate, and finally, a company that can report a 2007 cash balance of approximately $500 million. We strongly believe our combined company will have the experience, the capabilities, and the resources to achieve all of these goals, and in turn create more value for our shareholders than simply the sum of our two companies alone.

We appreciate your attendance here today. Again, thank you Mike for inviting us here. We have left plenty of time for questions. And myself, Dave, and Ken would welcome your questions.

UNKNOWN:  Thank you Arthur, and thanks for allowing so much time to Q&A.

A couple of financial questions. The 400 million in long-term debt that you will be carrying - could you just run us through the terms?

ATHUR HIGGINS: Yes, that 400 million is due in May of 2008. We don't...was that what you were asking about?

UNKNOWN:  Yes.  And what kind of coupon does it carry?

ARTHUR HIGGINS:  Almost four and a half.

UNKNOWN: And what is, can you walk us through the time lines for the merger? When will the S-4 issue, when will, when do you think the shareholder vote will be?

ARTHUR HIGGINS: The preliminary S-4 was actually distributed on Friday. It can be found out there on the web. We're assuming a reasonably straightforward process here, and we expect to close this transaction in late, mid to late June.

UNKNOWN:  Other questions here?

UNKNOWN: I heard all the reasons you gave for the merger, yet the market is severely penalized. The price of the stock, since the merger was announced. Can you give some rationale for why that has occurred?

ARTHUR HIGGINS: Let me try. You know I'm not pretending that I can tell you guys why the market does what it does and why it doesn't. But I think a lot of it was you have two strong companies. Normally, you don't see two strong companies combining. The initial reaction from the marketplace was, there must be something wrong. And particularly, there must be something wrong with PREOS, and that rumor I think took on a lot of steam during the first week and that created a lot of downward pressure. A lot of that was focused on the PaTH data where people were assuming that that was going to be negative. In fact, as you now are subsequently aware, the PaTH data confirms that the PREOS program is on track.

So, I would characterize a lot of it as, you know, a belief there must be something we're missing here, and in this marketplace, which is highly volatile, with a lot of down-type pressure, there's a tendency for people to sell and think later. I will tell you, over the last several weeks, as we've had the chance to meet with our investors to explain the logic, which, after you think about, is very compelling, I think the conclusion that I was seeing, mainly through the people we were talking to, is there was an over-reaction and these companies have a very compelling and sound strategic logic for being together, and ultimately you'll see the stocks reflect that.

So, that's my assumption and hypothesis: an overreaction based on fear there may be something wrong with the clinical programs at NPS.

UNKNOWN: Sticking with, I know you were asked this on the conference call, but just staying with PREOS for a moment, can you talk about your anticipated commercialization strategy?

ARTHUR HIGGINS:  I will do that, and ask Dave to comment.

One of the real strengths, and there are many strengths of this combination, is the tremendous flexibility that we have. We're not a company that's dependent on one element of our strategy. We can really explore options based on what we believe are in the best long-term interests of the company.

When it comes to PREOS, we can both consider bringing this product to the marketplace by ourselves, or in a partnership, and we will make that determination before the end of the first quarter of 2003. And we will base that on how ...

UNKNOWN:  I was just going to say we only have another five days left.

UNKNOWN:  ... 2004.

DAVID CLARK:  This is not an announcement.

ARTHUR HIGGINS: Yes, 2004. And we will base that on how the clinical data continues to look, whether we feel that a primary care partner is necessary. So again, it's a tremendous luxury, a luxury you do not normally find in small companies, that we can determine whether or not we want to partner this asset, and if we do partner it, we can do so from a position of strength.

Dave would you like to add anything to that?

DAVE CLARK: No, only that perhaps you should be aware of the fact that our discussions with the potential partners are ongoing, and we have looked at this possibility for sometime, and we continue to look at that and we hope to be able as a result of those discussions to be well positioned to make a good decision.

UNKNOWN: Well, what positions you well, and is it having your rat data in hand? Is it having the Phase III data actually in hand from both the PaTH and TOP?

DAVE CLARK: I think you can imagine that our potential partners would be very interested in both of those results. They're interested in the continuing roll-out of Forteo and what that looks like in the marketplace. They're interested in how this combination goes. There are a number of factors that are in flux right now that are being discussed with them that ultimately when they come more into focus will allow us to make a decision about what the opportunity is and what kind of a deal we'll be able to strike.

ARTHUR HIGGINS: But, it is interesting again, speaking with the (INAUDIBLE) as there really is two accounts (INAUDIBLE) wants us to partner, an (INAUDIBLE) who believes that one of the flaws of small biotechs is that we give up our assets to large pharma when it's not appropriate. The great opportunity we have here is we can make that decision based on what we believe maximizes the value of this asset.

UNKNOWN: Can you turn to your current products, Arthur? You have Abelcet now and PEG-INTRON royalties. Both Abelcet and PEG-INTRON are under some competitive pressures. Abelcet from (INAUDIBLE) and (INAUDIBLE) as well as an upcoming Phase III study from (INAUDIBLE) in Europe for (INAUDIBLE). And PEG-INTRON, obviously met with pretty strong competition from Roche and Pegasus. So what is, you know, your concern, or how do you protect those revenue streams from ongoing competition while you're trying to put the two organizations together?

ARTHUR HIGGINS: Well, I think, let me address that first and foremost by saying that one of the great benefits of PEG-INTRON and Abelcet, are two assets that have very long patent lives. They truly are anchor products in terms of the revenues that you can expect.

I would suggest to you that the downside scenarios for both PEG-INTRON and Abelcet were already factored into the Enzon (INAUDIBLE) in advance of this merger. As we were building our combined company, as I was sharing with you this afternoon, the revenue and EBITDA numbers, we can afford to see some very significant market penetration of Roche at a level, which I will be frank with you, I don't think they'll achieve, and still meet our numbers.

As far as Abelcet is concerned, just last week at a meeting, symposium, held out in Hawaii, we presented new data which again confirmed the fact that Abelcet was not only more efficacious than (INAUDIBLE), which I think most physicians agree, but does not have any fear of toxicity. So, we're able to present news that also is data that's supported the use of Abelcet in combination with (INAUDIBLE). Most physicians feel that in the type of patients that Abelcet is used, which is very sick patients where mortality rates are in the 50 to 60 percent, that they are not interested in using (INAUDIBLE) by itself. So, a lot of things to support both assets, and both assets have a very long run rate, 2014 through 2018. And even the worst case scenarios will enable us to meet the numbers that we signed up for. We expect both of these assets will actually perform better than current market expectations.

UNKNOWN: Now turning to Cinacalcet, are your - do you factor primary hyperparathyroidism into your forecast at all?

DAVID CLARK:  No, that's zeroed out.

UNKNOWN:  OK.

ARTHUR HIGGINS:  Other questions?

UNKNOWN: OK, well, looks like we're ending early. I presume that management can stick around for a little bit outside to discuss matters further with people who would like to do that on their own.

Let's thank Enzon, NPS for joining us here.

ARTHUR HIGGINS:  Thank you for your attention.

END

                                       ***

      Cautionary Statement For The Purpose Of The "Safe Harbor" Provisions
             Of The Private Securities Litigation Reform Act Of 1995

         This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger; failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS' and Enzon's businesses generally as set forth in NPS' and Enzon's filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                   Additional Information and Where to Find It

         In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) filed a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by NPS and Enzon with the SEC at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.

         NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS' proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at www.npsp.com.

         Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon's proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.